Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: December 10, 2018

CONTACT:	Sameer Gokhale (Investors)	FOR IMMEDIATE RELEASE
	513-534-2219	December 10, 2018
Larry Magnesen (Media)
513-534-8055

Fifth Third Announces New Role for Chicago Leader

Cincinnati – Fifth Third Bancorp (Nasdaq: FITB) announced today that Eric S. Smith, currently the Chicago regional president of Fifth Third Bank, will transition to chief operating officer of the region once the pending merger with MB Financial, Inc. closes. He will report directly to Mitch Feiger, who currently serves as president and CEO of MB Financial. Feiger will become CEO of Fifth Third Bank in Chicago after the closing. The merger is expected to close in the first quarter of 2019, subject to regulatory approvals and other customary closing conditions.

Greg D. Carmichael, chairman, president and CEO of Fifth Third Bancorp, said, “Eric has led our Chicago region through a period of growth and transition. His work in Chicago over the past two years has helped position the Bank for the opportunity we are pursuing with MB.”

He added, “Since the planned merger was announced in May, Eric and his leadership team have taken on significant additional responsibilities to enable a smooth integration, while continuing their steady focus on taking care of our customers and our communities. I am looking forward to his continued success in his new role.”

Smith commented, “I am excited about serving as COO of an organization that will be double the size of our current Chicago operation. I am eager to collaborate with Mitch Feiger to deliver the power of our combined teams for the benefit of our customers and communities.”

Smith’s role will include developing and implementing strategies to accelerate Fifth Third’s success, continuing to serve as a civic leader on the Bank’s behalf and facilitating One Bank relationships across all lines of business. He now will directly lead and grow the government and institutional business for the region. Once the merger is closed, Smith will assist with onboarding the leadership team members joining Fifth Third from MB. He will continue as regional president until the merger closes.

Smith joined Fifth Third in 2016 from JPMorgan Chase, where he most recently served as chief financial officer of middle market banking. Prior to assuming that role in 2011, he was a managing director in the investment bank, where he served as head of the North American Food and Beverage Group. He also was responsible for advising Fortune 500 consumer product companies on merger and acquisition transactions as well as debt and equity underwritings.

He currently serves as the chairman of the board for the Chicago Urban League, chairman of the board for Ann & Robert H. Lurie Children’s Hospital Foundation, vice chairman of the board for Goodman Theatre, and an executive committee board member for Lyric Opera of Chicago.

About Fifth Third Bancorp

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of September 30, 2018, the Company had $142 billion in assets and operates 1,152 full-service Banking Centers, and 2,443 Fifth Third branded ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Georgia and North Carolina. In total, Fifth Third provides its customers with access to approximately 53,000 fee-free ATMs across the United States. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending, and Wealth & Asset Management. Fifth Third is among the largest money managers in the Midwest and, as of September 30, 2018, had $376 billion in assets under care, of which it managed $38 billion for individuals, corporations and not-for-profit organizations through its Trust and Registered Investment Advisory businesses. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the Nasdaq® Global Select Market under the symbol “FITB.”

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

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